Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
THE COCA-COLA COMPANY

Pursuant to Section 242

of the General Corporation Law of the State of Delaware

The Coca-Cola Company, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.             The Certificate of Incorporation of the Corporation is hereby amended by deleting Article FOURTH thereof and inserting the following in lieu thereof:

“FOURTH: The total number of shares of all classes of stock that the corporation shall have authority to issue is Eleven Billion Three Hundred Million (11,300,000,000) shares, consisting of Eleven Billion Two Hundred Million (11,200,000,000) shares of common stock, par value $.25 per share, and One Hundred Million (100,000,000) shares of preferred stock, par value $1.00 per share.

The Board of Directors of the corporation is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”) to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the shares of common stock, without a vote of the holders of the shares of preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the Preferred Stock Designation or Preferred Stock Designations establishing the series of preferred stock.

Each holder of shares of common stock shall be entitled to one vote for each share of common stock held of record on all matters on which the holders of shares of common stock are entitled to vote.

No stockholder shall have any preemptive right to subscribe to an additional issue of shares of any class of stock of the corporation or to any security convertible into such stock.

Each share of common stock of the corporation issued and outstanding or held in the treasury of the corporation immediately prior to the close of business on the date on which the Certificate of Amendment relating to this amendment to Article FOURTH of the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, that being the time at which such amendment shall have become effective, shall be automatically changed into and reclassified as two fully paid and nonassessable shares of common stock, par value $.25 per share, and at the close of business on such date and by virtue of the foregoing reclassification, each holder of record of common stock shall, without further action, be and become the holder of one additional share of common stock for each share of common stock held of record immediately prior thereto. Effective at the close of business on such date, each share of common stock outstanding or held in treasury immediately prior to such time shall continue to represent the same number of shares of common stock and as promptly as practicable thereafter, the corporation shall issue an additional share of common stock for each share of common stock held of record immediately prior thereto. ”

2.             The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, The Coca-Cola Company has caused this Certificate to be executed by its duly authorized officer on this 27th day of July, 2012.

THE COCA-COLA COMPANY

By:	/s/ Bernhard Goepelt
Name:	Bernhard Goepelt
Office:	Senior Vice President, General Counsel and Chief Legal Counsel